Exhibit 99.1


                                [GRAPHIC OMITTED]


                ELBIT MEDICAL GROUP TO SELL ADDITIONAL PORTFOLIO
                OF SHOPPING CENTERS IN POLAND AND CZECH REPUBLIC

 - Portfolio Includes Four Operational Centers in Poland and Five Centers Under
                Development in Poland and in the Czech Republic -

Tel-Aviv, Israel - May 23, 2005 - Elbit Medical Imaging Ltd. (NASDAQ:EMITF) ("EMI") today announced that on May 22, 2005, its Board of Directors approved binding Heads of Terms signed on May 20, 2005 by EMI's wholly owned subsidiary company, Plaza Centers (Europe) BV ("Plaza Centers"), with the Klepierre Group of France, one of the leading owners and operators of shopping centers in Europe. The Heads of Terms is subject to approval by the respective Boards of EMI and Plaza Centers, and the Supervisory Board of the Klepierre Group, and is subject to the fulfillment of certain conditions as specified below.

Klepierre SA ("Klepierre") will acquire the entire equity and voting rights (100%) of the companies owning four (4) operational shopping centers in Poland in consideration for payment of a purchase price calculated on the basis of the gross rentals of these centers as at the Closing date, at agreed yields. An adjustment of the purchase price will be conducted on December 31, 2005 on the basis of the gross rentals as at the adjustment date, at the agreed yields.

As part of the transaction, Segece, a subsidiary of Klepierre ("Segece"), will acquire the entire outstanding share capital of Plaza Centers Management Poland Sp.z.o.o., ("Management Company") the Polish subsidiary of Plaza Centers which operates the acquired operational malls.

In addition, Klepierre will sign future share purchase agreements for the acquisition of the entire equity and voting rights in the companies presently developing two (2) shopping centers in Poland, as well as a further two (2) companies developing shopping centers in the Czech Republic. Klepierre also has an option to acquire a third shopping center under development in Poland, subject to the attainment of certain conditions. Upon the completion and delivery of the shopping centers, Klepierre will pay the purchase price calculated on the basis of the gross rentals on the date of delivery, at agreed yields. Klepierre will furnish Plaza Centers with an irrevocable bank guarantee in respect of the entire consideration based upon forecasted gross rentals. A final adjustment of the purchase price for these development centers will be conducted up to nine (9) months following delivery on the basis of actual gross rentals as at the adjustment date, at the agreed yields.

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Following Board Approvals as aforesaid, the Heads of Terms constitute a binding agreement, subject to the obtaining of regulatory approvals, to customary due diligence investigations, and the execution of definitive agreements in forms to be agreed. It is anticipated that the closing of the Transaction will occur by the end of July 2005.

Subject to verification as aforesaid, and assuming the exercise by Klepierre of the option referred to above, the assets sold under the transactions contemplated are valued in the aggregate amount of approximately (euro) 425 million, or approximately US $540 million as at the date of this release.

Within the framework of the transaction, it has also been agreed that Segece will acquire the remaining 50% of the equity rights in the Hungarian management company retained by Plaza Centers. In addition, one year following the consummation of the transaction for the acquisition of the 12 Hungarian shopping centers acquired by Segece in July 2004, Klepierre has agreed to release a bank guarantee held as security for certain future incomes.

The Chairman of the Board of Directors of the Company, Mr. Mordechay Zisser, commented: "Plaza Centers has become the largest developer of shopping and entertainment centers in Europe. Strategic agreements with Klepierre and similar companies will enable Plaza Centers to double its rate of development annually."

About Elbit Medical Imaging
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the telecommunications business.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.



Company Contact:                          Investor Contact:
----------------                          -----------------
Shimon Yitzhaki                           Kathy Price
Elbit Medical Imaging Ltd.                The Anne McBride Company
011-972-3-608-6000                        1-212-983-1702 x207
syitzhaki@europe-israel.com               kprice@annemcbride.com